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                               January 31, 2022

       Christer Ros  n
       Chief Executive Officer
       Jupiter Neurosciences, Inc.
       1001 North US HWY 1, Suite 504
       Jupiter, FL 33477

                                                        Re: Jupiter
Neurosciences, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed on January
26, 2022
                                                            File No. 333-260183

       Dear Mr. Ros  n:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1, Filed January 26, 2022

       Cover Page

   1. We note your revised disclosure that you are offering an aggregate of 2.2 million units and have granted the
underwriters an option to purchase up to an additional 330,000 shares of common stock
and/or warrants to purchase 330,000 shares of common
                                                        stock. Your footnotes
to the fee table indicate that you are calculating your registration fee based on Rule 457(o).
However, based on your revised disclosure that you anticipate your offering price could be
up to $8.00 per share, it does not appear you have calculated the registration fee based
on the maximum aggregate offering price. Please revise your fee table, and the opinion
filed as Exhibit 5.1, accordingly.
 Christer Ros  n
FirstName   LastNameChrister
Jupiter Neurosciences, Inc. Ros  n
Comapany
January  31,NameJupiter
             2022        Neurosciences, Inc.
January
Page  2 31, 2022 Page 2
FirstName LastName
Consolidated Financial Statements, page F-3

2. Please reflect the reverse stock split in your consolidated financial statements retroactively as required by SAB Topic 4.C.
       You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Craig D. Linder, Esq.